Exhibit 99.1

September 18, 2017

Enzymotec Ltd.
Sagi 2000 Industrial Area
P.O. Box 6
Migdal Ha’Emeq 2310001, Israel

Attention: Mr. Steve Dubin and the Board of Directors

Ladies and Gentlemen:

On behalf of Frutarom Ltd., I write to formally respond to your letter of August 28th.

We appreciate your willingness to evaluate our interest in Enzymotec and to engage with us in regards to discussing a mutually beneficial transaction. We also trust that you fully appreciate that Enzymotec stock has languished for the last three years, and that its recent massive run-up and current market price are reflections of our acquisition of shares and interest in Enzymotec.

We would equally be remiss in not noting our concern that, following the announcement of our interest in acquiring Enzymotec, you announced an acquisition of rights to five nutritional products from Union Springs Healthcare, including agreeing to issue Enzymotec equity. This development – including the weakness it reveals in Enzymotec’s R&D efforts and internal pipeline of new products, of which we were previously not aware – negatively impacts our perspective on the strategic and financial rationale for pursuing an acquisition of Enzymotec and the potential terms of such an acquisition. We would encourage you not to take other extraordinary steps that may degrade the value of Enzymotec and the possibility of a beneficial transaction for your shareholders. As we have previously said, we view the investment in Enzymotec as an important long-term strategic investment for Frutarom assuming we can bring about a significant change in Enzymotec’s business strategy and its implementation.

Despite these concerns, given your willingness to engage in discussions with us, and as part of our ongoing evaluation of the situation and our options, we welcome the opportunity to continue to discuss Enzymotec’s business and strategic direction with your management and board.

Based on the discussions and our evolving understanding of your business and prospects, we will decide the best course for Frutarom to take, which may include a merger or other strategic transaction or cooperation that is agreed with Enzymotec’s board; commencing a tender offer at the previously indicated price, or at another price, taking into account developments in the intrinsic value of Enzymotec; other action in our capacity as the largest holder of Enzymotec shares; or no transaction at all. While we believe that a transaction that results from cooperation between the parties and that is supported by the Enzymotec board of directors stands the best chance of maximizing value for our respective shareholders, we are sure you will understand that we reserve the right to proceed as we think best to maximize the value of our investment in Enzymotec.

Sincerely,

/s/ Ori Yehudai

Ori Yehudai

President and Chief Executive of Officer
Frutarom Ltd.